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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15df-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of February 2004

                        Commission File Number 000-50556


                        VIATEL HOLDING (BERMUDA) LIMITED
                 (Translation of registrant's name into English)


                                  INBUCON HOUSE
                                    WICK ROAD
                             EGHAM, SURREY TW20 0HR
                                 UNITED KINGDOM
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F [X]          Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                            Yes [ ]          No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

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As documented by Consent Order dated and effective February 19, 2004, Viatel
Circe Assets Limited ("VCA") has agreed settlement with respect to certain claims against Easynet Telecommunications Limited ("Easynet").

The claims alleged breach of contact under an Indefeasible Right of Use Agreement dated May 30, 2000 and certain related agreements (together, "the Agreements"). The claims were formally commenced as of February 11, 2003 and proceeded to a full trial commencing on November 19, 2003. VCA has now accepted, as full and final settlement of its claims under the Agreements, payment by Easynet of (pounds sterling) 6,900,000 (U.S dollars 13,034,000 approximately) to be payable in two installments as of March 1, 2004 and September 1, 2004. The second installment amount will bear interest at 4%.

This settlement also served to dismiss certain related counterclaims brought by Easynet against VCA.


                      ____________________________________


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Attached and incorporated by reference in this Form 6-K are the following exhibits:

     Exhibit No.            Description
     -----------            -----------

        99.1                Consent Order dated February 19, 2004

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the Undersigned, thereunto duly authorized.


                                        By: /s/  Stephen Grist
                                            ------------------------------------
                                            Name:  Stephen Grist
                                            Title: Chief Financial Officer


Date February 26, 2004

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                                  EXHIBIT INDEX


Exhibit No.             Description
-----------             -----------

   99.1                 Consent Order dated February 19, 2004
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                     HIS HONOUR JUDGE RICHARD HAVERY, Q.C.
                        TECHNOLOGY & CONSTRUCTION COURT



IN THE HIGH COURT OF JUSTICE                                   CASE NO. HT-03-48
QUEEN'S BENCH DIVISION
TECHNOLOGY AND CONSTRUCTION COURT
BETWEEN:


                          VIATEL CIRCE ASSETS LIMITED

                                                                        Claimant

                                    - and -


                       EASYNET TELECOMMUNICATIONS LIMITED

                                                                       Defendant

                                _______________

                                 CONSENT ORDER
                                _______________


UPON the Claimant's and Defendant's Solicitors consenting in writing to the terms of this order

IT IS HEREBY ORDERED BY CONSENT:

1.   The Claim and Counterclaim be dismissed.

2. The Claimant and the Defendant having agreed to the terms set out in the Schedule hereto, all further proceedings in this action be stayed except for the purpose of carrying such terms into effect.

3.   Liberty to apply as to carrying such terms into effect.

4. The Orders made on 4 July 2003, 29 July 2003 and 10 October 2003 requiring the Claimant to provide security for costs be discharged and all sums provided by way of such security be returned to the Claimant together with any accrued interest thereon.

5. There be no order as to costs and any existing Order or agreement for costs is not to be enforced.

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6.   Either party may be permitted to apply to the Court to enforce the terms upon which this case has been stayed without the need to bring a new claim.

AND IT IS RECORDED that the parties have agreed that any claim for breach of contract arising from an alleged breach of the terms set out in the Schedule hereto may, unless the Court orders otherwise, be dealt with by way of an application to Court without the need to start a new claim.

Dated the 19th February 2004

We hereby consent to the above Order


/s/ Hammonds                             /s/ Herbert Smith
------------------------------------     ---------------------------------------
Hammonds                                 Herbert Smith
Solicitors for the Claimant              Solicitors for the Defendant
(Ref PAO/LJM/VTL.1-2)                   (Ref 2341)
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                                    SCHEDULE

                         See Term Sheet Annexed Hereto

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                                   TERM SHEET

Parties             Viatel Circe Assets Limited ("Viatel")
                    Easynet Telecommunications Limited ("Easynet")

Settlement          In consideration of (i) the full and final settlement of all claims and counterclaims made in the current litigation
                    (High Court Action No Ht-03-48) between the Parties and (ii) the termination of, and full and final settlement of all liabilities under, the agreements listed below (together
                    "the Agreements") Easynet will pay Pound Sterling 6,900,000 to Viatel.

                         (a) Leasehold Agreement for Capacity on the Circe Cable System dated 30th May, 2000;

                         (b) Indefeasible Right of Use Agreement for Dark Fiber on the Circe Cable System dated 30th May, 2000;

                         (c)  Collocation License Agreement dated 30th May 2000;

                         (d)  Over-Arching Agreement dated 30th May 2000; and

                         (e)  Side Letter Agreement dated 31st May, 2000

Other liabilities   The above settlement shall apply in relation to all
                    liabilities concerning the Agreements and the subject matter of the Agreements whether arising in contract, tort or otherwise. This shall include any such liabilities concerning the Agreements and the subject matter of the Agreements as may exist whether between the Parties or between either Party and any existing or previous parent, subsidiary, associated or affiliate company of the other
                    Party, each a "group company", and for the avoidance of doubt shall apply to and extinguish any claims, relating to any of the Agreements, brought by Easynet and/or any group company in connection with the U.S. Bankruptcy Code Chapter
                    11 cases of Viatel, Inc and/or of any relevant Viatel group company.

Payment Terms       Pound Sterling 3,450,000 by electronic transfer to Viatel's bank account by or on 1st March 2004 ("First Payment")

                    Pound Sterling 3,519,000 (such sum being Pound Sterling 3,450,000 plus interest at 4%) by electronic transfer to Viatel's bank account on 1st September 2004 ("Second Payment")

                    Failure to effect the First Payment by the due date (as set out above) shall render the Second Payment due and payable immediately (notwithstanding the fact that the scheduled date for the Second Payment shall not yet have occurred).

                    If either of the payments are not made by their respective due dates, interest shall be payable at the rate of 8% per annum from the due date until the date of payment, compounded on a daily basis.


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Viatel's bank       Bank: Lloyds TSB PLC
account details     Address: 39 Threadneedle Street, London EC2R 8PT
                    Account Number: 02269222
                    Sort Code: 30-00-09
                    Swift Address: LOYDGB2L

The Agreements      Each of the Agreements shall immediately cease to be of
                    continuing effect (including any clauses which would otherwise expressly or impliedly survive termination) and neither Party shall be under any obligation to the other in relation to the Agreements or any provision therein. Viatel shall not be required to return to Easynet payments already made under any of the Agreements.

Costs Each party shall bear its own legal costs in relation to this Term Sheet and the litigation between the Parties. The Orders made for security for costs shall be discharged and the funds paid into a solicitors joint account be returned to Viatel with accrued interest thereon.

Binding Effect      This Term Sheet once signed by both Parties is intended to create legal relations and be of immediate binding effect.
                    The Parties agree to take such further steps as may be required to give effect to the agreement recorded in this Term Sheet including entering into a formal consent order.

Governing law       This Term Sheet is governed by the law of England and Wales and the parties submit to the exclusive jurisdiction of the English courts.


Agreed for and on behalf of Viatel Circe Assets Limited


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Director


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Date


Agreed for and on behalf of Easynet Telecommunications Limited


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Director


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Date


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